CONSENT OF HARRY PARKER

I hereby consent to the use of my name in connection with the following reports and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of NovaGold Resources Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:

  The revised annual information form of the Company dated July 22, 2003, which includes reference to my name in connection with information relating to the Donlin Creek Project;

  The annual report of the Company for the fiscal year ended November 30, 2002, which includes reference to my name in connection with information relating to the Donlin Creek Project; and

  The material change report and press release of the Company dated April 9, 2003, which include reference to my name in connection with information relating to the Donlin Creek Project.
 Dated at Vancouver, BC, October 12, 2003.

/s/ Harry Parker
Harry Parker